

June 21, 2010

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re:** **LBO Capital Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Correspondence dated June 1 and 4, 2010**
> **Item 4.02 Form 8-K/A filed March 23, 2010**
> **File No. 033-19107**

Dear Mr. Itin:

We have reviewed your supplemental submissions and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. We note that your draft Form 10-K/A did not include financial statement columns labeled as "restated." Please confirm to us that you include all of the information requested in comment four of our letter dated May 13, 2010 in all amended filings, as applicable.

2. Please file amended Form 10-Qs for each of the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 that include financial statements that reflect the restatements reflected in your draft Form 10-K/A.

Item 11. Executive Compensation, page 27

3. Please correct the total compensation amount for Mr. Itin in the summary compensation table, or advise.

Item 12. Security Ownership …., page 28

4.   Please disclose the individuals who are the beneficial owners of the shares held by
        Longborough Capital, as previously requested. In this regard, please disclose the names
        of the natural persons who held sole or shared voting or dispositive control over the
        shares held of record by Longborough.

5.   We note that you have updated the stock ownership table to May 25, 2010. Please restore
        the stock ownership information as of December 31, 2008, revising that information for
        prior comment 15. If no revisions are necessary, please explain.

Note 1. Summary of Significant Accounting Policies, page F-6

Explanatory Note, page F-6

6.   We note the $110,877 reclassification from operating activities to financing activities in
        your December 31, 2008 Consolidated Statement of Cash Flows, as disclosed on page F-
        6. Please further explain to us what this reclassification represents, and tell us how you
        considered FASB ASC 830-230-45-1 (formerly paragraph 25 of SFAS 95) in your
        decision to disclose the $106,003 foreign currency adjustment as an operating activity.
        You may refer to FASB ASC 830-230-55-1 to 55-2 for additional guidance.

Exhibit index, page F-19

7.   Please relocate to the exhibit index the list of exhibits now set forth under Exhibit 10.
        Material Contracts. Also, please add to the index the articles and bylaws, and either file
        them or incorporate them by reference from previous filings.

Item 4.02 Form 8-K/A filed March 23, 2010

8.   We note the Form 8-K/A filed on March 23, 2010, discloses that management anticipates
        having a material change in the allocation of the September 15, 2008 purchase price of
        two subsidiaries. Please amend your Item 4.02 Form 8-K to report the adjustments that
        were made to correct the error in the purchase price.

You may contact John Archfield (Staff Accountant) at (202) 551-3315 or Ryan Milne (Accounting Branch Chief) at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director